SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 November 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 1 October 2010
Exhibit 1.2	Transaction in Own Shares released on 5 October 2010
Exhibit 1.3	Transaction in Own Shares released on 8 October 2010
Exhibit 1.4	Director/PDMR Shareholding released on 11 October 2010
Exhibit 1.5	Transaction in Own Shares released on 15 October 2010
Exhibit 1.6	Transaction in Own Shares released on 19 October 2010
Exhibit 1.7	Transaction in Own Shares released on 22 October 2010
Exhibit 1.8	Transaction in Own Shares released on 26 October 2010
Exhibit 1.9	Total Voting Rights released on 29 October 2010

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  1 October 2010

BP p.l.c. announces that it transferred 748 ordinary shares on 30 September 2010 to participants in its employee share schemes at a price of 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,571,421 ordinary shares in Treasury, and has 18,791,544,845 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 October 2010

BP p.l.c. announces that it transferred 8,673 ordinary shares on 4 October 2010 to participants in its employee share schemes at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,562,748 ordinary shares in Treasury, and has 18,791,553,518 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 October 2010

BP p.l.c. announces that it transferred 9,395 ordinary shares on 7 October 2010 to participants in its employee share schemes at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,553,353 ordinary shares in Treasury, and has 18,791,562,913 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1. 4

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  11 October 2010

BP p.l.c. was advised on 11 October 2010 by Computershare Plan Managers that on 11 October 2010 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.3585 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward         73 shares
Mr I.C. Conn                73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                73 shares
Mr S. Westwell            70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 October 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 6,909 ordinary shares on 7 October 2010 and 591,412 ordinary shares on 14 October at prices between 364.8 pence and 641.1 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,955,032 ordinary shares in Treasury, and has 18,792,161,234 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 October 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 3,747 ordinary shares on 18 October at a price of 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,951,285 ordinary shares in Treasury, and has 18,792,164,981 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1. 7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 October 2010

BP p.l.c. announces that on 21 October 2010 it transferred to participants in its employee share schemes 1,198 ordinary shares at a price of 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,950,087 ordinary shares in Treasury, and has 18,792,166,179 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 October 2010

BP p.l.c. announces that on 25 October 2010 it transferred to participants in its employee share schemes 4,322 ordinary shares at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,945,765 ordinary shares in Treasury, and has 18,792,170,501 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Total Voting Rights
BP p.l.c. -  29 October 2010

Voting Rights and Capital - Transparency Directive Disclosure

London 29 October 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,792,170,501 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,797,253,001. This figure excludes (i) 1,854,945,765 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 November, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary